SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 18, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Third Quarter Results 2021”, dated October 18, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 18th day of October 2021.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q3 2021

Philips delivers Q3 sales of EUR 4.2 billion, with a 7.6% comparable sales decline due to headwinds; income from continuing operations increases to EUR 442 million, and Adjusted EBITA margin amounts to 12.3%.

Philips sees continued strong demand driving double-digit order intake growth in Q3.

Amsterdam, October 18, 2021

Third-quarter highlights

  Group sales totaled EUR 4.2 billion, reflecting a 7.6% comparable sales decline due to headwinds caused by global supply chain challenges and Sleep & Respiratory Care recall consequences
  Comparable order intake increased 47%; order intake increased 17% excluding the impact of a partial ventilator order cancellation in Q3 2020
  Income from continuing operations increased to EUR 442 million, compared to EUR 279 million in Q3 2020
  Adjusted EBITA of EUR 512 million, or 12.3% of sales, compared to EUR 684 million, or 15.5% of sales, in Q3 2020
  Operating cash flow of EUR 256 million, compared to EUR 575 million in Q3 2020
  Domestic Appliances divestment was completed as planned, resulting in a EUR 2.5 billion gain after tax and transaction-related costs; reported in Discontinued Operations

Frans van Houten, CEO

“I am pleased with the strong double-digit comparable order intake growth in the third quarter, driven by both the Diagnosis & Treatment businesses and Connected Care businesses. Our strategy and portfolio are highly relevant to our customers, as we help them transform the delivery of care along the health continuum. Building on this strength, we have signed an additional 19 long-term strategic partnerships with hospitals across the world, including a 10-year partnership with Baptist Health in the US to provide patient monitoring solutions and standardize care across the network.

We recorded EUR 4.2 billion sales in the quarter, with a 7.6% comparable sales decline on the back of 10% comparable sales growth last year. This quarter’s sales were impacted unfavorably by intensified global supply chain issues, such as the shortage of electronic components, and the anticipated revenue consequences of the sleep recall, as we are prioritizing the remediation of affected devices in use by patients. The Adjusted EBITA margin was 12.3%.

The repair and replacement program related to the sleep recall notification is under way in the US and several other markets. I am conscious of the impact this is having on patients and care givers, and we are doing everything we can to deliver a solution as fast as possible.

We successfully completed the sale of the Domestic Appliances business, resulting in a gain of EUR 2.5 billion. With this, we concluded our major divestments, allowing us to focus fully on extending our leadership in health technology and continuing our transformation into a solutions company.

Looking ahead, we continue to see uncertainty related to COVID-19. Supply chain volatility has intensified globally, which already led to longer lead times to convert our strong order book to revenue in the third quarter, and we expect this headwind to continue in the fourth quarter. Therefore, we now expect to deliver low-single-digit comparable sales growth with a modest Adjusted EBITA margin improvement for the full year 2021. Based on our strong customer demand and growing order book, we expect to resume our growth and margin expansion trajectory in 2022 as we work through the headwinds.”

Business segment performance

The Diagnosis & Treatment businesses recorded 10% comparable sales growth, with double-digit growth in Image-Guided Therapy and high-single-digit growth in Diagnostic Imaging and Ultrasound. Comparable order intake increased 15%, with double-digit growth across Image-Guided Therapy, Diagnostic Imaging and Ultrasound, reflecting Philips’ very competitive portfolio and positive market conditions. The Adjusted EBITA margin increased to 14.2%, mainly driven by sales growth and productivity measures.

The Connected Care businesses’ comparable sales decreased 39%, following the high COVID-19-generated demand in Q3 2020 and a double-digit decline in Sleep & Respiratory Care in Q3 2021 due to the sleep recall notification. Comparable order intake increased 21%, excluding the impact of a partial ventilator order cancellation in Q3 2020. Hospital Patient Monitoring orders grew 20% in Q3 2021, building on 22% order intake growth last year, driven by a structural increase in adoption of patient care management solutions in both high- and low-acuity care settings in the hospital. The Adjusted EBITA margin amounted to 6.2%, mainly due to the decline in sales.

The Personal Health businesses’ comparable sales were in line with Q3 2020, as sales across the businesses were impacted by phasing, with 33% comparable sales growth in the previous quarter. The underlying customer demand for the new product introductions in Personal Care, Oral Healthcare and Mother & Child Care remains robust. The Adjusted EBITA margin increased to 15.9%, mainly driven by productivity measures.

In Other, sales increased by EUR 74 million and Adjusted EBITA increased to EUR 13 million, mainly driven by phasing of IP royalty settlements.

Philips’ ongoing focus on innovation and partnerships resulted in the following highlights in the quarter:

  Philips provided the Yili Chuanxin Oncology hospital in Xinjiang, a newly established top-tier private hospital in China, with an Oncology solution to address the hospital’s clinical needs in screening, precision diagnosis, targeted treatment and rehabilitation of cancer patients. The solution includes IntelliSpace Digital Pathology and the Ingenia 3.0T MR, IQon Spectral CT, Incisive CT and CT Big Bore imaging systems, combined with IntelliSpace Portal for advanced visualization and analysis.
  As part of Philips’ 10-year partnership with Rutherford Health to open multiple Community Diagnostic Centers in England, the first center was opened in Taunton, for which Philips provided innovative diagnostic imaging systems, including Ingenia Ambition MR combined with Ambient Experience, which allows patients to control and personalize the imaging environment.
  As a pioneer in spectral CT diagnostics, Philips has enabled its customers to benefit from a reduction in follow-up scans, increased certainty in lesion characterization, and reduced time to diagnosis. Building on many years of experience with IQon Spectral CT, Philips’ new Spectral CT 7500 is attracting strong customer demand. For example, the University Medical Center Utrecht in the Netherlands installed two Spectral CT systems, with the aim of providing greater confidence in mainstream clinical diagnosis – for all patients and in all exams.
  Underlining the company’s leading role in digital pathology, Philips partnered with Healius Pathology, one of Australia's leading providers of private medical laboratory and pathology services, to deploy a multi-site digital pathology solution across Healius’ National Pathology Network using Philips' industry-leading IntelliSite Pathology Solution.
  Building on Philips’ leadership in image-guided therapy solutions in cardiology, the company is further strengthening its position in fast-growing adjacencies such as neurology and oncology. For example, US-based Piedmont Health equipped its neurosurgical operating rooms with a specialized version of Philips Azurion for the treatment of stroke. Philips also announced positive results of a clinical study aimed at setting a new standard of safety and accuracy in the diagnosis of small peripheral lung lesions using Philips Lung suite.
  Underlining Philips’ strategy to deliver locally relevant solutions, the company launched several oral healthcare innovations targeting multiple price points in China, including two new electric toothbrushes. In addition, Philips launched its professional teeth whitening offering Zoom in China through a local partnership with LinkedCare, one of the largest dental solution providers in the Chinese dental market.
  Philips launched two new HealthSuite informatics solutions which are scalable across the enterprise, to support its customers in achieving the Quadruple Aim of healthcare: Patient Flow Capacity Suite, a solution that helps hospitals manage the complete patient journey, and Acute Care Telehealth, which builds on Philips’ successful Tele-ICU solutions.
  Philips’ recently acquired Capsule business continued to add new device drivers to its Medical Device Information Platform, which will be integrated with HealthSuite. With more than 1,000 unique types of medical devices capable of integrating with the platform, customers can connect more devices to advance health systems’ digital transformation with intelligent, vendor-agnostic tools that turn complex data streams into actionable insights.

Sleep and respiratory care field action update

On June 14, 2021, Philips initiated a voluntary recall notification in the US/field safety notice outside the US for certain sleep and respiratory care products to address identified potential health risks related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices. Following the substantial ramp-up of its production, service and repair capacity, the repair and replacement program in the US and several other markets is under way. To date, Philips has produced a total of approximately 750,000 repair kits and replacement devices, of which more than 250,000 have reached customers.

As disclosed in its Q2 2021 report, Philips is a defendant in a number of consumer class action lawsuits from users of the affected devices and a number of individual personal injury claims. Given the uncertain nature and timing of the relevant events and potential associated liabilities, if any, the company is unable to reliably estimate the financial effect of these matters.

Cost savings

In the third quarter, productivity savings amounted to EUR 73 million, of which procurement savings amounting to EUR 34 million, and savings of EUR 39 million delivered by overhead and other programs.

Capital allocation

Philips is currently executing two share buyback programs of EUR 1.5 billion each for capital reduction purposes. The program that was initiated in the first quarter of 2019 is nearing completion and is expected to result in the cancellation of approximately 20 million shares in December 2021. Under the share buyback program that was announced on July 26, 2021, Philips entered into a number of forward transactions in the third quarter, covering approximately half of the program, with settlement dates in 2022, 2023 and 2024. The remainder of the program will be executed through open market purchases by an intermediary, with a significant part taking place in Q4 2021. Further details on both programs can be found here.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q3 20201)	Q3 2021
Sales	4,411	4,156
Nominal sales growth	6%	(6)%
Comparable sales growth2)	10%	(8)%
Comparable order intake3)	(18)%	47%
Income from operations	396	358
as a % of sales	9.0%	8.6%
Financial expenses, net	(26)	(5)
Investments in associates, net of income taxes	(5)	(3)
Income tax	(86)	92
Income from continuing operations	279	442
Discontinued operations, net of income taxes	61	2,538
Net income	340	2,980
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders4) (in EUR) - diluted	0.30	0.47
Adjusted income from continuing operations attributable to shareholders4) (in EUR) - diluted2)	0.50	0.40
Net income attributable to shareholders4) per common share (in EUR) - diluted	0.37	3.24
EBITA2)	456	426
as a % of sales	10.3%	10.2%
Adjusted EBITA2)	684	512
as a % of sales	15.5%	12.3%
Adjusted EBITDA2)	924	739
as a % of sales	20.9%	17.8%
1) Comparative figures in this report have been restated, refer to 'Presentation' in Forward-looking statements and other important information. 2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 3) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020. 4) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales declined by 8% due to headwinds caused by global supply chain challenges and Sleep & Respiratory Care recall consequences. The Diagnosis & Treatment businesses recorded double-digit comparable sales growth and the Personal Health businesses flat growth, which were more than offset by a double-digit comparable sales decline in the Connected Care businesses.
  Comparable order intake increased by 47%. Excluding the partial cancellation of a ventilator contract in Q3 2020, comparable order intake grew by 17%. The Connected Care businesses and Diagnosis & Treatment businesses recorded double-digit comparable order intake growth.
  Adjusted EBITA decreased by EUR 172 million and the margin decreased by 320 basis points compared to Q3 2020, due to the decline in sales, partly offset by productivity measures.
  Restructuring, acquisition-related and other charges amounted to EUR 87 million, compared to EUR 229 million in Q3 2020. Q3 2020 included a EUR 57 million onerous contract provision and a provision of EUR 38 million related to legal matters.
  Financial income and expenses resulted in an expense of EUR 5 million, compared to an expense of EUR 26 million in Q3 2020. Q3 2021 includes gains on the value of our minority participations and higher interest income.
  Income tax decreased by EUR 178 million year-on-year, mainly due to the impact from the recognition of tax assets due to a business transfer.
  Net income from discontinued operations increased by EUR 2,477 million year-on-year, mainly driven by the result on the sale of the Domestic Appliances business.
  Net income increased by EUR 2,640 million, mainly driven by the result on the sale of the Domestic Appliances business.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q3 2020	Q3 2021	nominal	comparable1)
Western Europe	972	870	(10)%	(11)%
North America	1,770	1,670	(6)%	(10)%
Other mature geographies	425	383	(10)%	(8)%
Total mature geographies	3,167	2,924	(8)%	(10)%
Growth geographies	1,244	1,231	(1)%	(2)%
Philips Group	4,411	4,156	(6)%	(8)%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Amounts may not add up due to rounding

  Comparable sales declined by 8% due to headwinds caused by global supply chain challenges and Sleep & Respiratory Care recall consequences. Sales in growth geographies decreased by 2% on a comparable basis, with double-digit growth in Central & Eastern Europe and India, which was more than offset by a double-digit decline in Latin America and Middle East & Turkey. In mature geographies, sales decreased by 10% on a comparable basis, due to Western Europe and North America, partly offset by mid-single-digit growth in Japan.

Cash and cash equivalents balance

in millions of EUR

	Q3 2020	Q3 2021
Beginning cash balance	2,294	1,019
Free cash flow1)	359	45
Net cash flows from operating activities	575	256
Net capital expenditures	(216)	(210)
Other cash flows from investing activities	(280)	(40)
Treasury share transactions	(22)	(84)
Changes in debt	(36)	(909)
Dividend paid to shareholders	(1)	(73)
Other cash flow items	(12)	8
Net cash flows from discontinued operations	187	3,860
Ending cash balance	2,490	3,827
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities decreased to EUR 256 million, due to phasing and consumption of provisions.
  Treasury shares transactions includes share repurchases for capital reduction purposes and employee stock purchase plans.
  Changes in debt mainly includes the repayments of commercial paper amounting to EUR 300 million and two bilateral loans totaling EUR 500 million.
  Dividend paid to shareholders includes a EUR 73 million tax paid on dividend.
  Net cash flows from discontinued operations includes the net cash proceeds received on the sale of the Domestic Appliances business.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	June 30, 2021	September 30, 2021
Long-term debt	5,882	6,623
Short-term debt	1,949	1,011
Total debt	7,831	7,635
Cash and cash equivalents	1,003	3,827
Net debt	6,827	3,808
Shareholders' equity	11,952	14,561
Non-controlling interests	34	42
Group equity	11,987	14,602
Net debt : group equity ratio1)	36:64	21:79
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net debt: group equity ratio improved in Q3 2021, mainly driven by the net cash proceeds received and gain on the sale of the Domestic Appliances business.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q3 2020	Q3 2021
Sales	1,971	2,154
Sales growth
Nominal sales growth	(7)%	9%
Comparable sales growth1)	(3)%	10%
Income from operations	99	271
as a % of sales	5.0%	12.6%
EBITA1)	125	295
as a % of sales	6.3%	13.7%
Adjusted EBITA1)	192	306
as a % of sales	9.7%	14.2%
Adjusted EBITDA1)	265	373
as a % of sales	13.4%	17.3%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was 10%, with double-digit growth in Image-Guided Therapy and Enterprise Diagnostic Informatics, and high-single-digit growth in Ultrasound and Diagnostic Imaging.
  Comparable sales in mature geographies showed double-digit growth, driven by North America and Western Europe. Growth geographies recorded mid-single-digit growth, driven by China and India.
  Adjusted EBITA increased by EUR 114 million, resulting in a margin of 14.2%, mainly driven by sales growth and productivity measures.
  Restructuring, acquisition-related and other charges amounted to EUR 12 million, compared to EUR 67 million in Q3 2020. Q3 2020 included a provision of EUR 38 million related to legal matters. In Q4 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 30 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q3 2020	Q3 2021
Sales	1,556	1,044
Sales growth
Nominal sales growth	36%	(33)%
Comparable sales growth1)	42%	(39)%
Income from operations	280	(34)
as a % of sales	18.0%	(3.3)%
EBITA1)	307	4
as a % of sales	19.7%	0.4%
Adjusted EBITA1)	422	65
as a % of sales	27.1%	6.2%
Adjusted EBITDA1)	475	112
as a % of sales	30.5%	10.7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Following the high COVID-19-generated demand in Q3 2020, comparable sales declined by 39%, due to a double-digit decline in Hospital Patient Monitoring and in Sleep & Respiratory Care, which was also impacted by the sleep recall.
  Comparable sales in growth and mature geographies showed a double-digit decline, due to a decline across all main markets.
  Adjusted EBITA decreased by EUR 357 million, resulting in a margin of 6.2%, mainly due to the decline in sales.
  Restructuring, acquisition-related and other charges were EUR 62 million, compared to EUR 115 million in Q3 2020. Q3 2020 included a EUR 57 million onerous contract provision. In Q4 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 45 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q3 20201)	Q3 2021
Sales	805	803
Sales growth
Nominal sales growth	0%	0%
Comparable sales growth2)	5%	0%
Income from operations	106	124
as a % of sales	13.2%	15.4%
EBITA2)	110	127
as a % of sales	13.7%	15.8%
Adjusted EBITA2)	120	128
as a % of sales	14.9%	15.9%
Adjusted EBITDA2)	149	156
as a % of sales	18.5%	19.4%
1) Comparative figures in this report have been restated, refer to 'Presentation' in Forward-looking statements and other important information. 2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales were in line with Q3 2020, with mid-single-digit growth in Mother & Child Care and low-single-digit growth in Personal Care, offset by a mid-single-digit decline in Oral Healthcare. Q3 2021 was adversely impacted by the phasing of revenues towards Q2 2021.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in Central & Eastern Europe and Russia & Central Asia. Mature geographies recorded a high-single-digit decline, which was due to Western Europe and North America.
  Adjusted EBITA increased by EUR 8 million, resulting in a margin of 15.9%, mainly driven by productivity measures.
  Restructuring, acquisition-related and other charges were not material, compared to EUR 10 million in Q3 2020. In Q4 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 5 million.

Other

Key data

in millions of EUR

	Q3 2020	Q3 2021
Sales	79	153
Income from operations	(88)	(2)
EBITA1)	(87)	0
Adjusted EBITA1) of:	(50)	13
IP Royalties	32	101
Innovation	(39)	(41)
Central costs	(19)	(53)
Other	(24)	5
Adjusted EBITDA1)	35	97
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales increased by EUR 74 million, mainly driven by higher royalty income.
  The increase in Adjusted EBITA mainly relates to higher royalty income, partly offset by higher costs.
  Central costs includes investments in IT, Procurement & Supply Chain, while Other mainly reflects movements in environmental provisions.
  Restructuring, acquisition-related and other charges amounted to EUR 12 million, compared to EUR 37 million in Q3 2020. Q3 2021 includes EUR 12 million of separation costs related to the Domestic Appliances business and EUR 11 million of charges related to movements in environmental provisions. In Q4 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 25 million.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include: statements made about our strategy; estimates of sales growth; future Adjusted EBITA; future restructuring and acquisition-related charges and other costs; future developments in Philips’ organic business; and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: changes in industry or market circumstances; economic, political and societal changes; Philips’ increasing focus on health technology and solutions; the successful completion of divestments; the realization of Philips' objectives in growth geographies; business plans and integration of acquisitions; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; COVID-19 and other pandemics; breaches of cybersecurity; IT system changes or failures; the effectiveness of our supply chain; challenges to drive operational excellence, productivity and speed in bringing innovations to market; attracting and retaining personnel; future trade arrangements following Brexit; compliance with regulations and standards, including quality, product safety and data privacy; compliance with business conduct rules and regulations; treasury risks and other financial risks; tax risks; costs of defined-benefit pension plans and other post-retirement plans; reliability of internal controls, financial reporting and management process. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2020.

Philips has recognized a provision related to the voluntary recall notification in the US/field safety notice outside the US for certain sleep and respiratory care products, based on Philips’ best estimate for the expected field actions. The future developments are subject to significant uncertainties, which require management to make estimates and assumptions about items such as quantities, costs to repair or replace, and duration. Actual outcomes in future periods may differ from these estimates and affect the company's results of operations, financial position and cash flows.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management's estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2020.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2020. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2020 except for the adoption of new standards and amendments to standards which are also expected to be reflected in the company's consolidated IFRS financial statements as at and for the year ending December 31, 2021.

In 2020, Philips revised the definition of net finance expenses used in the calculation of Adjusted income from continuing operations attributable to shareholders, to exclude fair value movements of limited life fund investments recognized at fair value through profit and loss. This change leads to more relevant information as the fair value movements are not indicative of Philips’ performance. The fair value movements do not represent cash items. Philips believes making this change is helpful for investors to evaluate Philips’ performance.

On September 1, 2021, Philips completed the sale of the Domestic Appliances business. The results of this transaction, which Philips announced on March 25, 2021, are presented under Discontinued Operations in this report. Comparative results have been restated to reflect the treatment of the Domestic Appliances business as a discontinued operation since Q1. Further details of the restatement have been published on the Philips Investor Relations website and can be accessed here.

Prior-period amounts have been reclassified to conform to the current-period presentation; this includes immaterial organizational changes.

Condensed consolidated statements of income

In millions of EUR unless otherwise stated

	Q3		January to September
	2020	2021	2020	2021
Sales	4,411	4,156	12,078	12,212
Cost of sales	(2,427)	(2,182)	(6,783)	(6,963)
Gross margin	1,984	1,973	5,295	5,250
Selling expenses	(969)	(1,041)	(2,947)	(3,083)
General and administrative expenses	(159)	(164)	(468)	(475)
Research and development expenses	(456)	(437)	(1,357)	(1,331)
Other business income	1	31	111	141
Other business expenses	(6)	(4)	(24)	(110)
Income from operations	396	358	610	391
Financial income	27	38	127	114
Financial expenses	(53)	(43)	(152)	(132)
Investment in associates, net of income taxes	(5)	(3)	(9)	4
Income before taxes	365	350	577	376
Income tax expense	(86)	92	(86)	97
Income from continuing operations	279	442	491	473
Discontinued operations, net of income taxes	61	2,538	97	2,699
Net income	340	2,980	588	3,173
Attribution of net income
Income from continuing operations attributable to shareholders1)	277	435	487	463
Net income attributable to shareholders1)	338	2,973	584	3,162
Net income attributable to non-controlling interests	2	7	4	10
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):1)
- basic	909,355	912,555	907,866	908,416
- diluted	916,946	916,981	916,878	914,219
Income from continuing operations attributable to shareholders1)
- basic	0.30	0.48	0.54	0.51
- diluted	0.30	0.47	0.53	0.51
Net income attributable to shareholders1)
- basic	0.37	3.26	0.64	3.48
- diluted	0.37	3.24	0.64	3.46
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12, Reconciliation of non-IFRS information, of the Annual Report 2020 and to the Forward-looking statements and other important information.

Sales growth composition

in %

	Q3 2021				January to September
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2021 versus 2020
Diagnosis & Treatment	9.3%	(0.1)%	0.6%	9.8%	7.2%	(0.1)%	4.6%	11.7%
Connected Care	(32.9)%	(7.0)%	0.6%	(39.3)%	(15.0)%	(7.5)%	3.6%	(18.8)%
Personal Health	(0.2)%	0.0%	(0.3)%	(0.5)%	11.7%	0.0%	3.5%	15.2%
Philips Group	(5.8)%	(2.2)%	0.5%	(7.6)%	1.1%	(2.4)%	4.0%	2.7%

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

	Q3		January to September
	2020	2021	2020	2021
Net income	340	2,980	588	3,173
Discontinued operations, net of income taxes	(61)	(2,538)	(97)	(2,699)
Income from continuing operations	279	442	491	473
Continuing operations non-controlling interests	(2)	(7)	(4)	(10)
Income from continuing operations attributable to shareholders 1)	277	435	487	463
Adjustments for:
Amortization and impairment of acquired intangible assets	59	67	302	253
Impairment of goodwill			-	15
Restructuring and acquisition-related charges	81	15	110	68
Other items	148	72	260	678
Net finance expenses2)	(18)	(14)	(97)	(63)
Tax impact of adjusted items and tax only adjusting items	(84)	(210)	(225)	(424)
Adjusted income from continuing operations attributable to shareholders 1)	463	365	837	991
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.30	0.47	0.53	0.51
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.50	0.40	0.91	1.08
1) Shareholders refers to shareholders of Koninklijke Philips N.V.  2) The comparative figures have been restated to conform to the revised definitions. Refer to Forward-looking statements and other important information.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2021
Net income	2,980
Discontinued operations, net of income taxes	(2,538)
Income tax expense	(92)
Investments in associates, net of income taxes	3
Financial expenses	43
Financial income	(38)
Income from operations	358	271	(34)	124	(2)
Amortization and impairment of acquired intangible assets	67	23	38	4	3
EBITA	426	295	4	127	0
Restructuring and acquisition-related charges	15	8	8	-	(2)
Other items	72	4	54	-	14
Adjusted EBITA	512	306	65	128	13

January to September 2021
Net income	3,173
Discontinued operations, net of income taxes	(2,699)
Income tax expense	(97)
Investments in associates, net of income taxes	(4)
Financial expenses	132
Financial income	(114)
Income from operations	391	627	(413)	361	(183)
Amortization and impairment of acquired intangible assets	253	128	109	11	5
Impairment of goodwill	15	2	13
EBITA	660	757	(291)	372	(178)
Restructuring and acquisition-related charges	68	22	46	-	(1)
Other items	678	(32)	592	-	119
Adjusted EBITA	1,406	747	347	373	(60)

Q3 2020
Net income	340
Discontinued operations, net of income taxes	(61)
Income tax expense	86
Investments in associates, net of income taxes	5
Financial expenses	53
Financial income	(27)
Income from operations	396	99	280	106	(88)
Amortization and impairment of acquired intangible assets	59	27	27	4	1
EBITA	456	125	307	110	(87)
Restructuring and acquisition-related charges	81	23	29	10	19
Other items	148	44	86	-	19
Adjusted EBITA	684	192	422	120	(50)

January to September 2020
Net income	588
Discontinued operations, net of income taxes	(97)
Income tax expense	86
Investments in associates, net of income taxes	9
Financial expenses	152
Financial income	(127)
Income from operations	610	212	496	140	(238)
Amortization and impairment of acquired intangible assets	302	179	94	12	16
EBITA	912	391	590	152	(221)
Restructuring and acquisition-related charges	110	4	54	28	24
Other items	260	80	123	24	34
Adjusted EBITA	1,282	475	767	204	(164)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2021
Net income	2,980
Discontinued operations, net of income taxes	(2,538)
Income tax expense	(92)
Investments in associates, net of income taxes	3
Financial expenses	43
Financial income	(38)
Income from operations	358	271	(34)	124	(2)
Depreciation, amortization and impairments of fixed assets	309	92	98	32	87
Restructuring and acquisition-related charges	15	8	8	-	(2)
Other items	72	4	54	-	14
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(15)	(2)	(13)		-
Adjusted EBITDA	739	373	112	156	97

January to September 2021
Net income	3,173
Discontinued operations, net of income taxes	(2,699)
Income tax expense	(97)
Investments in associates, net of income taxes	(4)
Financial expenses	132
Financial income	(114)
Income from operations	391	627	(413)	361	(183)
Depreciation, amortization and impairments of fixed assets	980	351	274	95	260
Impairment of goodwill	15	2	13
Restructuring and acquisition-related charges	68	22	46	-	(1)
Other items	678	(32)	592	-	119
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(53)	(19)	(35)	-	2
Adjusted EBITDA	2,080	951	476	457	196

Q3 2020
Net income	340
Discontinued operations, net of income taxes	(61)
Income tax expense	86
Investments in associates, net of income taxes	5
Financial expenses	53
Financial income	(27)
Income from operations	396	99	280	106	(88)
Depreciation, amortization and impairments of fixed assets	339	102	120	32	86
Restructuring and acquisition-related charges	81	23	29	10	19
Other items	148	44	86	-	19
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(40)	(2)	(39)	1	-
Adjusted EBITDA	924	265	475	149	35

January to September 2020
Net income	588
Discontinued operations, net of income taxes	(97)
Income tax expense	86
Investments in associates, net of income taxes	9
Financial expenses	152
Financial income	(127)
Income from operations	610	212	496	140	(238)
Depreciation, amortization and impairments of fixed assets	1,089	426	285	105	274
Restructuring and acquisition-related charges	110	4	54	28	24
Other items	260	80	123	24	34
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(71)	(33)	(39)	1	0
Adjusted EBITDA	1,999	688	918	298	94

Composition of free cash flow

in millions of EUR

	Q3
	2020	2021
Net cash provided by operating activities	575	256
Net capital expenditures	(216)	(210)
Purchase of intangible assets	(28)	(36)
Expenditures on development assets	(67)	(60)
Capital expenditures on property, plant and equipment	(124)	(112)
Proceeds from disposals of property, plant and equipment	3	(1)
Free cash flow	359	45

Philips statistics

In millions of EUR unless otherwise stated

	2020				2021
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,693	3,974	4,411	5,235	3,827	4,230	4,156
Comparable sales growth1)	(1)%	(5)%	10%	6%	9%	9%	(8)%
Comparable order intake2)	24%	27%	(18)%	7%	(5)%	(15)%	47%
Gross margin	1,651	1,660	1,984	2,525	1,487	1,789	1,973
as a % of sales	44.7%	41.8%	45.0%	48.2%	38.9%	42.3%	47.5%
Selling expenses	(1,017)	(962)	(969)	(1,107)	(986)	(1,056)	(1,041)
as a % of sales	(27.5)%	(24.2)%	(22.0)%	(21.1)%	(25.8)%	(25.0)%	(25.0)%
G&A expenses	(151)	(158)	(159)	(162)	(173)	(138)	(164)
as a % of sales	(4.1)%	(4.0)%	(3.6)%	(3.1)%	(4.5)%	(3.3)%	(3.9)%
R&D expenses	(466)	(434)	(456)	(465)	(424)	(470)	(437)
as a % of sales	(12.6)%	(10.9)%	(10.3)%	(8.9)%	(11.1)%	(11.1)%	(10.5)%
Income from operations	9	205	396	654	(52)	85	358
as a % of sales	0.2%	5.2%	9.0%	12.5%	(1.4)%	2.0%	8.6%
Net income	39	210	340	607	40	153	2,980
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.02	0.21	0.30	0.55	(0.04)	0.07	0.47
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)4)	0.14	0.27	0.50	0.83	0.28	0.40	0.40
EBITA1)	92	364	456	872	61	173	426
as a % of sales	2.5%	9.2%	10.3%	16.7%	1.6%	4.1%	10.2%
Adjusted EBITA1)	208	390	684	995	362	532	512
as a % of sales	5.6%	9.8%	15.5%	19.0%	9.5%	12.6%	12.3%
Adjusted EBITDA1)	445	630	924	1,263	579	762	739
as a % of sales	12.0%	15.9%	20.9%	24.1%	15.1%	18.0%	17.8%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.  4) The comparative figures have been restated to conform to the revised definitions. Refer to Forward-looking statements and other important information.

Philips statistics in millions of EUR unless otherwise stated

	2020				2021
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,693	7,667	12,078	17,313	3,827	8,057	12,212
Comparable sales growth1)	(1)%	(3)%	2%	3%	9%	9%	3%
Comparable order intake2)	24%	26%	10%	9%	(5)%	(11)%	4%
Gross margin	1,651	3,310	5,295	7,820	1,487	3,277	5,250
as a % of sales	44.7%	43.2%	43.8%	45.2%	38.9%	40.7%	43.0%
Selling expenses	(1,017)	(1,979)	(2,947)	(4,054)	(986)	(2,042)	(3,083)
as a % of sales	(27.5)%	(25.8)%	(24.4)%	(23.4)%	(25.8)%	(25.3)%	(25.2)%
G&A expenses	(151)	(309)	(468)	(630)	(173)	(311)	(475)
as a % of sales	(4.1)%	(4.0)%	(3.9)%	(3.6)%	(4.5)%	(3.9)%	(3.9)%
R&D expenses	(466)	(901)	(1,357)	(1,822)	(424)	(894)	(1,331)
as a % of sales	(12.6)%	(11.8)%	(11.2)%	(10.5)%	(11.1)%	(11.1)%	(10.9)%
Income from operations	9	214	610	1,264	(52)	33	391
as a % of sales	0.2%	2.8%	5.1%	7.3%	(1.4)%	0.4%	3.2%
Net income	39	249	588	1,195	40	192	3,173
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.02	0.23	0.53	1.08	(0.04)	0.03	0.51
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)4)	0.14	0.41	0.91	1.74	0.28	0.69	1.08
EBITA1)	92	456	912	1,784	61	234	660
as a % of sales	2.5%	5.9%	7.6%	10.3%	1.6%	2.9%	5.4%
Adjusted EBITA1)	208	598	1,282	2,277	362	894	1,406
as a % of sales	5.6%	7.8%	10.6%	13.2%	9.5%	11.1%	11.5%
Adjusted EBITDA1)	445	1,075	1,999	3,262	579	1,341	2,080
as a % of sales	12.0%	14.0%	16.6%	18.8%	15.1%	16.6%	17.0%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	887,579	891,301	909,472	905,128	905,289	912,734	910,306
Shareholders' equity per common share in EUR	13.66	12.29	12.89	13.11	13.80	13.10	16.00
Net debt : group equity ratio1)	28:72	31:69	29:71	24:76	34:66	36:64	21:79
Total employees of continuing operations	73,568	73,675	73,982	75,001	77,343	77,084	77,746
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2020. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.  4) The comparative figures have been restated to conform to the revised definitions. Refer to Forward-looking statements and other important information.

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